02019501

ED STATES
EXCHANGE COMMISSION
ton, D.C. 20549

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SEC FILE NUMBER
8- 39406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 19 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALL STREET MONEY CENTER CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2385 EXECUTIVE CENTER DRIVE # 100
(No. and Street)

BOCA RATON (City) FLORIDA (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER BRUNO (561) 989-0231
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROMBERG & LIEBOWITZ, CERTIFIED PUBLIC ACCOUNTANTS
(Name — *if individual, state last, first, middle name*)

9 LAKEVILLE LANE PLAINVIEW, NY 11803
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANKLIN H. BROMBERG, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WALL STREET MONEY CENTER CORP., as of DECEMBER 31, 2001, ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

CPA

Title

Notary Public

SARAH J. LAWSON
Notary Public, State of Florida
My comm. exp. Sept. 13, 2003
Comm. No. CC870702

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALL STREET MONEY CENTER CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

TABLE OF CONTENTS

Bromberg & Liebowitz

CERTIFIED PUBLIC ACCOUNTANTS

9 LAKEVILLE LANE • PLAINVIEW, NEW YORK 11803-3700 • (516) 822-9590 • FAX (516) 822-9565

February 8, 2002

Board Of Directors
Wall Street Money Center Corp.
2385 Executive Center Drive
Suite 100
Boca Raton, Florida 33431

Independent Auditor's Report

We have audited the accompanying balance sheet of Wall Street Money Center Corp. at December 31, 2001 and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibilty of the Company's management. Our responsibilty is to express an opinion on these financial statements taken as a whole.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Money Center Corp. at December 31, 2001 and the results of its operations, cash flows, and changes in stockholder's equity for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the data accompanying the basic financial statements is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Very truly yours,

Bromberg & Liebowitz
Certified Public Accountants

B&L

WALLL STREET MONEY CENTER CORP.

BALANCE SHEET

DECEMBER 31, 2001

ASSETS

CURRENT ASSETS		
Cash and cash equivalents (substantially all in interest-bearing accounts)	$	32,789
Commissions receivable		2,674
Prepaid expenses		6,715
TOTAL CURRENT ASSETS		42,178
PROPERTY AND EQUIPMENT, at cost of $ 128, 084 net of accumulated depreciation of $ 128,084		-0-
OTHER ASSETS		777
TOTAL ASSETS	$	42,955

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable - accrued expenses	$	9,807
TOTAL CURRENT LIABILITIES		9,807
STOCKHOLDER'S EQUITY		
Common stock, without par value, 200 shares authorized, 10 shares issued and outstanding		-0-
Paid in capital in excess of par		100,000
Retained earnings		(66,852)
TOTAL STOCKHOLDER'S EQUITY		33,148
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	42,955

The accompanying audit report and notes are an integral part of this statement.

EXHIBIT A

B&L

WALL STREET MONEY CENTER CORP.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commissions and fees	$ 147,872
Interest	9,372
Total revenues	157,244
COST OF SALES	95,780
GROSS PROFIT	61,464
EXPENSES	
General and administrative	157,206
Depreciation and amortization	-0-
Total expenses	157,206
(LOSS) BEFORE INCOME TAXES	(95,742)
INCOME TAXES	(2)
NET (LOSS)	$ (95,740)

The accompanying audit report and notes are an integral part of this statment.

EXHIBIT B

WALL STREET MONEY CENTER CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the period	$	(95,740)
Adjustments to reconcile income to net cash applied to operating activities:		
Decrease in receivables		3,174
Decrease in prepaid expenses		3,450
Decrease in accrued expenses		(12,693)
Net cash used in operating activities		(101,809)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(101,809)
Cash and cash equivalents at January 1, 2001		134,598
CASH AND CASH EQUIVALENTS AT DECEMBER 31, 2001	$	32,789

The accompanying audit report and notes are an integral part of this statement.

EXHIBIT C

B&L

WALL STREET MONEY CENTER CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK	PAID IN CAPITAL IN EXCESS OF PAR	DEFICIT/ RETAINED EARNINGS	TOTAL STOCK-HOLDER'S EQUITY
BALANCES, DECEMBER 31, 2001	$ -0-	$ 100,000	$ 28,888	$ 128,888
Net loss for the year ended December 31, 2001	-0-	-0-	(95,740)	$ (95,740)
BALANCES, DECEMBER 31, 2001	$ -0-	$ 100,000	$ (66,852)	$ 33,148

The accompanying audit report and notes are an integral part of this statement.

EXHIBIT D

Bromberg & Liebowitz

CERTIFIED PUBLIC ACCOUNTANTS

9 LAKEVILLE LANE • PLAINVIEW, NEW YORK 11803-3700 • (516) 822-9590 • FAX (516) 822-9565

February 8, 2002

Board of Directors
Wall Street Money Center Corp.
2385 Executive Center Drive
Suite 100
Boca Raton, Florida 33431

We have audited the financial statements of Wall Street Money Center Corp. (a New York Corporation) for the year ended December 31, 2001, and have issued our report thereon dated February 8, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g). The Company was in compliance with the conditions of the exemptive provisions of Rule 15c3-3 and no facts came to our attention indicating that such conditions had not been complied with during the period.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to access the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations of any internal accounting control procedure, or of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Wall Street Money Center Corp., taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commissions' objectives.

This report is intended solely for the use of management and the appropriate regulatory agencies and should not be used for any other purpose.

Very truly yours,

Bromberg & Lieberman

Bromberg & Liebowitz
Certified Public Accountants

B&L

WALL STREET MONEY CENTER CORP.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

TOTAL ASSETS	$	42,955
LESS TOTAL LIABILITIES		9,807
NET WORTH		33,148
ADD SUBORDINATED LOANS		-0-
ADJUSTED NET WORTH		33,148
LESS NON-ALLOWABLE ASSETS		777
CURRENT CAPITAL		32,371
LESS HAIRCUTS		2
NET CAPITAL		32,369
LESS REQUIRED NET CAPITAL		5,000
EXCESS NET CAPITAL	$	27,369

RECONCILIATION OF NET CAPITAL BETWEEN MEMBER'S
DECEMBER 31,2001 FOCUS REPORT AND
AUDITOR'S COMPUTATIONS

NET CAPITAL PER MEMBER'S COMPUTATION	$	30,862
NET CAPITAL PER AUDITOR'S COMPUTATIONS		32,369
VARIANCE	$	1,507

The variance of $ 1,507 is from the following adjustments made by auditor:

		Year End Audit Adjustment
To accrue expenses	$	1,507
	$	1,507

The accompanying audit report and notes are an integral part of this statement.

EXHIBIT E

WALL STREET MONEY CENTER CORP.
STATEMENT OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2001

At December 31, 2000, the corporation had a net capital of $ 32,369 which was $ 27,369 in excess of its required net capital of $ 5,000. The ratio of aggregate indebtedness to net capital was .30 to 1.

REQUIREMENTS OF SEC RULE 17A-5(D)

1. There are no liabilities subordinated to claims of creditors.

2. The Company operates pursuant to (k) (2) (ii) exemptive provisions SEC Rule 15C3-3 and does not hold customer funds or securities. There are no possession or control requirements or reserve requirement computations necessary.

The accompanying audit report and notes are an integral part of this statement.

EXHIBIT E

B&L

WALL STREET MONEY CENTER CORP.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

Wall Street Money Center Corp. (the corporation) is a securities broker/dealer founded in 1984. It is a member of the National Association of Securities Dealers (NASD), and is registered with Securities and Exchange Commission (SEC), and with the states of Connecticut, Florida, Illinois, Massachusetts, New Jersey, New York, Ohio, & Pennsylvania..

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Corporation maintains its books and records on the accrual method of accounting. Generally, income is recorded when all events have occurred which fix the amount earned, and expenses are recognized when incurred.

Acquisitions of property and equipment are recorded at cost. Depreciation is provided principally using accelerated methods on estimated useful lives ranging from five to seven years.

CONCENTRATION OF CREDIT RISK:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents accounts in financial institutions, which from time to time exceed Federal Depository Insurance coverage limit.

The Company does not have a material concentration of credit risk, with respect to commissions receivable and investments due to its frequent collections of commissions earned, and the daily monitoring of the amounts of investments.

Note 2 - LICENSES AND MEMBERSHIPS:

The Corporation is a member of the National Association of Securities Dealers (NASD), and the Security Investors Protections Corporation (SIPC). The Corporation is registered with the Securities and Exchange Commission (SEC) and is licensed to do business in the eight states as listed above.

The accompanying audit report and notes are an integral part of this statement.

WALL STREET MONEY CENTER CORP.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

Note 3 - COMMITMENTS AND CONTINGENCIES:

The Company has a monthly lease. It shares space with a related company, at no cost.

Note 4 - INCOME TAXES:

Amounts provided for Federal and State Income Taxes are based on earnings reported for financial statement purposes.

Note 5 - NET CAPITAL REQUIREMENTS:

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2001, the Corporation had net capital of $ 32,369 which was $ 27,369 in excess of its required net capital of $ 5,000. The Corporation's ratio of aggregate indebtedness to net capital was .30 to 1.

Note 6 - RELATED PARTY TRANSACTIONS:

The Company shares certain operating expenses including rent, with a related party. The related party is paying substantially all expenses except payroll and professional fees.

In addition, the Company purchases research information from related parties.

The accompanying audit report and notes are an integral part of this statement.

EXHIBIT F

B &L